Exhibit 99.1

YY Group Announces Pricing of Initial Public Offering

New York, April 19, 2024 – YY Group Holding Limited (Nasdaq: YYGH) (“YYGH”, or the “Company”), a trusted and experienced manpower supplier in the traditional recruitment industry, today announced the pricing of its initial public offering of 1,125,000 Class A Ordinary Shares at a public offering price of $4.00 per share, for aggregate gross proceeds of approximately $4.5 million before deducting underwriting discounts, commissions, and other offering expenses.

The shares are expected to begin trading on the Nasdaq Capital Market on April 22, 2024, under the ticker symbol “YYGH” and the offering is expected to close on or about April 24, 2024, subject to satisfaction of customary closing conditions.

The net proceeds from the initial public offering are expected to be used for geographical business expansion, marketing and promotion campaigns, product research and development on YY Apps, team expansion by recruiting more IT and marketing teams, and working capital and general corporate purposes.

US Tiger Securities, Inc., acted as sole book-running manager for the offering.

A registration statement on Form F-1 (File No. 333-275486), was filed with the Securities and Exchange Commission ("SEC") and was declared effective on March 29, 2024, A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov. Electronic copies of the final prospectus related to the Offering may be obtained, when available, from US Tiger Securities, Inc., 437 Madison Avenue, 27th Floor, New York, New York 10022, or by telephone at +1 646-978-5188.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About YY Group Holding Limited

YY Group Holding Limited is a Singapore-based company dedicated to redefining digital interactions and creating impactful connections in the ever-evolving digital landscape. Rooted in innovation and a commitment to user-centric experiences, YY Circle leverages cutting-edge technology to foster engagement, collaboration, and community building.

For more information, please visit https://yygroupholding.com/.

Forward Looking Statements

This press release contains statements that constitute "forward-looking statements," including with respect to the proposed initial public offering and the anticipated use of the net proceeds. No assurance can be given that the offering discussed above will be completed on the terms described, or at all, or that the net proceeds of the offering will be used as indicated. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company's registration statement and preliminary prospectus for the Company's offering filed with the SEC. Copies of these documents are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

For further information, please contact:

Singapore Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

jason.phua@yygroupholding.com

U.S. Investor Contact

Jack Perkins

KCSA Strategic Communications

YYGroup@kcsa.com